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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                           Allstates WorldCargo, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  050739 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Joseph M. Guido
                             4 Lakeside Drive South
                         Forked River, New Jersey 08731
                                  609-693-5950
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  July 6, 2005
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            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l (e), 240.13d-l (f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
           CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
             THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (11-03)
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CUSIP No.  050739 10 1

         1. Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Joseph M. Guido
            ---------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)
                     ...........................................................

                  (b)
                     ...........................................................


         3. SEC Use Only .......................................................

         4. Source of Funds (See Instructions) OO
                                               --

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) .................

         6. Citizenship or Place of Organization   United States Citizen
                                                   ---------------------


Number of Shares     7.  Sole Voting Power:           18,250,000
Beneficially by                                       ----------
Owned by Each        8.  Shared Voting Power:                  0
Reporting Person                                      ----------
With                 9.  Sole Dispositive Power:      18,250,000
                                                      ----------
                     10. Shared Dispositive Power:             0
                                                      ----------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person 18,250,000
             ----------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

         13. Percent of Class Represented by Amount in Row (11)  56.1%
                                                                 -----
         14. Type of Reporting Person (See Instructions) IN
                                                         --

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 24, 1999 by Joseph M. Guido, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on September 16, 2004. This amendment relates to the common stock, $.0001 par value per share ("Common Stock"), of Allstates WorldCargo, Inc., a New Jersey corporation (the "Company"). The address of the principal executive offices of the issuer is 4 Lakeside Drive, Forked River, New Jersey, 08731.

ITEM 4. PURPOSE OF TRANSACTION

         Joseph M. Guido is currently the Chairman of the Board of Directors of the Company and is the holder of a majority of the issued and outstanding shares of the Company's Common Stock. On August 16, 2004, Mr. Guido executed and delivered a written shareholder consent to the Company to amend and restate the Company's Bylaws to, among other things, increase the size of the Board of Directors from four to seven members. Upon the effective date of the amended and restated bylaws, Mr. Guido intended to elect three independent directors to fill the vacancies created by the increase in the size of the Company's Board of Directors.

         On October 14, 2004, Mr. Guido filed an action against the Company and the Company's three sitting directors to compel the Company and its directors to fulfill the Company's obligations to its shareholders required under state and federal law by delivering written notice to the remaining shareholders as well as filing an Information Statement on Schedule 14C with the Commission. On October 28, 2004, the parties agreed to settle the dispute. Since definitive settlement terms could not be agreed upon, Mr. Guido filed a second action seeking the same relief. On April 5, 2005, the parties agreed to a settlement whereby, among other things: (i) the size of the Company's Board of Directors would be increased from four to seven members, (ii) Mr. Guido and the three sitting directors would enter into a voting agreement, (iii) Mr. Guido and the three sitting directors would enter into new employment agreements with the Company, and (iv) the parties would enter into mutual general releases. On May 27, 2005, a final judgment was ordered by the court and on June 6, 2005 the court declared the new employment agreements, the voting agreement, and the mutual general releases to be approved and effective.

         On July 6, 2005, consistent with the court's May 27, 2005 and June 6, 2005 orders, the court ordered the size of the Board of Directors increased from four to seven members and filled the vacancies created by the increase in the size of the Board of Directors. In connection with this action, Mr. Guido agreed to withdraw the written shareholder consent dated August 16, 2004.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

         (a) The Company has issued and outstanding 32,509,872 shares of Common Stock. The 18,250,000 shares beneficially owned by Mr. Guido constitute 56.1% of the issued and outstanding shares of Common Stock.

         (b) In Amendment No.1 to the Schedule 13D filed by Mr. Guido on September 16, 2004, Mr. Guido specifically disclaimed beneficial ownership of the 250,000 shares of Common Stock that were owned by Teresa Guido, Mr. Guido's wife. In December 2004, Mrs. Guido acquired an additional 510,000 shares of Common Stock. Mr. Guido specifically disclaims beneficial ownership of 760,000 shares of common stock that are currently owned by Teresa Guido. Mr. Guido has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of 18,250,000 shares of Common Stock. Mr. Guido does not share power to vote or direct the vote, or dispose or direct the disposition of, any additional shares of Common Stock.

         (c) None.

         (d) None.

         (e) Not applicable.

ITEM 6.  CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         In connection with the settlement described above, Mr. Guido entered into a voting agreement (the "Voting Agreement") with Sam DiGiralomo, Barton C. Theile and Craig D. Stratton (together with Mr. Guido, collectively the "Voters" and individually a "Voter.") Each are directors and officers of the Company and together they comprise a majority of the Board of Directors of the Company. The Voting Agreement covers all shares of capital stock of the Company which have voting rights which are now owned or are subsequently acquired by any Voter. The Voting Agreement provides for the Voters to vote for each other as directors of the Company at any annual, special or other meeting held for such purpose or by written consent. The Voting Agreement also provides that any action to expand or in any way modify the composition of the Board of Directors of the Company from four directors (except as set forth in the court orders described above) requires the unanimous consent of all Voters. All Voters also agreed not to take any action in their capacity as a shareholder of the Company or otherwise, that would result in any change to the composition or control of the Board of Directors of the Company without the consent of all Voters. Unless waived by all other Voters, any transferee of any shares owned by any Voter shall be bound by and subject to the Voting Agreement. The Voting Agreement will remain in full force and effect so long as any Voter owns any shares of voting stock of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         99.1 Voting Agreement dated June 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2005

                            /s/ Joseph M. Guido (signing in individual capacity)
                            --------------------
                                Joseph M. Guido


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)